UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33546

TERRESTAR CORPORATION
(Exact name of registrant as specified in its charter)

12010 Sunset Hills Road
 Reston, VA 20190
 (703) 483-7800
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, $0.01 par value per share
Series A Voting Convertible Preferred Stock
(Title of each class of securities covered by this Form)

    None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

* TerreStar Corporation had Section(s) 13(a) and/or 15(d) obligations with regard to Common Stock and Series A Voting Convertible Preferred Stock for the fiscal year ended December 31, 2010.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share:177 holders

Series A Voting Convertible Preferred Stock: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, TerreStar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TERRESTAR CORPORATION
Date:	January 14, 2011	By:	/s/ Douglas Brandon
Douglas Brandon General Counsel and Secretary